April 20, 2017

VIA EDGAR

Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Quintiles IMS Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed February 16, 2017 File No. 001-35907

Dear Mr. Arakawa:

This letter sets forth the response of Quintiles IMS Holdings, Inc. (the “Company”) to the comment by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated April 11, 2017 with respect to the above referenced Annual Report for the Fiscal Year Ended December 31, 2016 on Form 10-K (the “Form 10-K”). For your convenience, the text of the Staff’s comment is set forth in italics below, followed by our response. The page numbers in the response to the comment below refer to pages of the Form 10-K.

Form 10-K Annual Report for the Fiscal Year Ended December 31, 2016

Notes to Consolidated Financial Statements

15. Business Combinations, page 115

1.	Comment: We note from your disclosure on Form 8-K filed on 10/3/2016 that upon the completion of the Merger, former Quintiles shareholders own approximately 48.8% of the Surviving Corporation on a fully diluted basis and former IMS Health stockholders hold approximately 51.2% of the Surviving Corporation on a fully diluted basis, based on the shares outstanding for both Quintiles and IMS Health as of September 29, 2016. We also note you concluded that Quintiles is the accounting acquirer. Please provide us the analysis you performed in making this determination, including your consideration of all of the facts and circumstances outlined in ASC 805-10-55-12 through 55-15.

Response:

ASC 805-10-25-4 states that “for each business combination, one of the combining entities shall be identified as the acquirer.” In a business combination that primarily involves the exchange of equity interests, the entity that issues equity interests is usually the accounting acquirer. Generally, if a party to the transaction directly or indirectly holds greater than 50% of the post-combination voting shares that is an indication of a controlling financial interest, however, in some cases it is not clear from voting interests which entity has the controlling financial interest and consideration should be given to additional guidance provided in ASC 805-10-55-12 through 15. Management considered the relative post-combination ownership percentages on a fully diluted basis in its evaluation, and concluded that the relatively close ownership split (51.2% IMS Health, 48.8% Quintiles) was not a factor that, taken on its own, was determinative of a controlling financial interest. Management therefore considered other factors listed in ASC 805-10-55 in its assessment of the accounting acquirer, noting that all pertinent facts and circumstances should be considered in determining the acquirer in a business combination that primarily involves the exchange of equity interests.

The Company performed a contemporaneous evaluation of the accounting acquirer in accordance with ASC 805-10-55 and concluded that based on a balanced evaluation of all the facts and circumstances that Quintiles was the accounting acquirer primarily because:

•	Quintiles was the entity that issued the equity interests and for other substantive reasons was the legal acquirer;

•	Quintiles was the larger of the two combining companies by revenue, income and employees;

•	The governance post-combination contains a majority of former Quintiles directors (7 of 12); and

•	Other qualitative reasons as further described below.

The following outlines the analysis of all the factors considered and are in the order of most influential in the opinion of management.

ASC 805 Ref.	Factor	Quintiles	IMS Health	Not Determinative	Not Applicable

55-12	Entity that issues equity	✓

55-13	Relative size of entities	✓

55-12(d)	Composition of senior management			✓

55-12(c)	Composition of governing body	✓

55-12(a)	Relative voting rights		✓

55-12(e)	Payment of a premium			✓

55-12(b)	Existence of large minority interest			✓

55-14	Combination involving more than two entities				✓

55-15	A new entity formed to effect a combination				✓

Each of these factors is discussed in detail below:

In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests. (55-12)

Quintiles is the entity that issued its equity interests and is the surviving entity. At the closing of the transaction, Quintiles issued to IMS Health stockholders 0.3840 shares of Quintiles’ common stock for each issued and outstanding share of IMS Health common stock and the separate corporate existence of IMS Health ceased. Management also noted that the New York Stock Exchange ticker is Q (pre-combination ticker for Quintiles) and the surviving entity maintains dual headquarters.

As a result, Quintiles is the equity issuer and the acquirer for legal purposes. Management gave this indicator the most weight because of the substance behind the decision to make Quintiles the legal acquirer—if IMS Health was made the legal acquirer then a change in control would have been triggered, depending upon how the transaction was structured, under Quintiles’ bonds (issued in May 2015 in the amount of $800 million) requiring Quintiles to offer to purchase all the outstanding bonds at 101% or the IMS Health credit facility. If triggered, such provisions would have resulted in certain negative consequences to the surviving company, such as the acceleration of amounts outstanding, increased annual interest expense and/or significant fees and transaction costs.

Given the economic substance behind making Quintiles the legal acquirer and the consideration given to the other factors detailed below, management concluded that there were not enough indicators with substantive weighting to indicate that this transaction should be accounted for as a reverse acquisition where Quintiles would have been the legal acquirer and IMS would have been the accounting acquirer. As a result, management concluded that being the legal acquirer was a strong indicator of a financial controlling interest for Quintiles.

The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities. (55-13)

$ in millions	Quintiles	IMS Health
Revenue (2015)	$5,738	$2,921
Total Assets (12/31/15)	$3,926	$7,459
Net Income ACS (2015)	$387.2	$417[a]
Net Income ACS (2014)	$356.4	$(189)
Pre-Tax Income (2015)	$546.8	$217
Pre-Tax Income (2014)	$502.2	$(285)
Market Cap (5/4/16)[b]	$7,780	$8,150
# of Employees	36,000	15,000

a The IMS Health 2015 net income includes $256 million of income from a change in its indefinitely reinvested assertion on certain foreign earnings. Absent this adjustment, Quintiles would have had higher net income, consistent with 2014 net income and pretax income.

b May 3, 2016 is the date the agreement and plan of merger was entered into and publicly announced.

Based on the above metrics, management concluded that Quintiles was the larger of the combining entities and concluded that this factor was indicative of control by Quintiles.

The composition of the senior management of the combined entity—The acquirer usually is the combining entity whose former management dominates the management of the combined entity. (55-12(d))

The Chairman and CEO of the combined entity is the former IMS Health CEO. Although the IMS Health CEO was appointed the post-combination CEO, much consideration was given by both boards to achieve an executive team with balanced representation from each legacy company, which was viewed as important to the success of the post-combination company. As a result, the former Quintiles CEO was appointed as Vice Chairman. In addition, several Quintiles executives were appointed to key executive positions including the Chief Financial Officer and the General Counsel. The CEO was required to obtain approval from the Leadership Development and Compensation Committee (consisting of two Quintiles directors and two IMS Health directors) for hiring decisions for all appointees to the senior management team reporting to the CEO prior to the closing of the transaction. As a result of the intention of the boards of each legacy company to achieve a balance in senior management, management concluded that neither company’s management dominates the management of the combined company and therefore this factor was not determinative.

The composition of the governing body of the combined entity—The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity. (55-12(c))

Upon the closing of the business combination, the governance documents of the combined entity provide that the board of directors would initially have 12 members with staggered terms. TPG (a private equity firm that had an ownership stake in each combining entity) had the right to appoint two board directors, of which it indicated its intention to appoint one former Quintiles director and one former IMS Health director. This resulted in a board composition that contained a majority of former Quintiles directors post-combination (7 Quintiles, in bold below, including the founder of Quintiles, and 5 IMS Health):

1.	IMS Health’s Chief Executive Officer (Chairman)

2.	Quintiles’ Chief Executive Officer

3.	Dennis B. Gillings, founder of Quintiles, who services as the lead director

4.	A director of IMS Health or Quintiles designated by TPG Shareholders (a former Quintiles director has been appointed)

5.	A director of IMS Health or Quintiles designated by TPG Shareholders (a former IMS Health director has been appointed)

6.	A director of IMS Health designated by CPP Shareholders (an existing IMS Health stockholder)

7.	A director of IMS Health designated by LG Shareholders (an existing IMS Health stockholder)

8.	A director of Quintiles designated by Bain Shareholders (an existing Quintiles shareholder)

9.	An independent director of Quintiles designated by Quintiles

10.	An independent director of Quintiles designated by Quintiles

11.	An independent director of Quintiles designated by Quintiles

12.	An independent director of IMS Health designated by IMS Health

In addition, the composition of the standing committees of the board of directors was balanced between legacy Quintiles and legacy IMS Health directors as follows:

•	Audit Committee: two former Quintiles directors, two former IMS Health directors, and the chair would be appointed jointly by the continuing Quintiles and IMS Health directors.

•	Nominating and Governance Committee: two former Quintiles directors, two former IMS Health directors, and the chair appointed by the continuing Quintiles directors.

•	Leadership Development and Compensation Committee: two former Quintiles directors, two former IMS Health directors, and the chair appointed by the continuing IMS Health directors.

Pursuant to the combined entity’s Bylaws, these governance arrangements remain in effect through the second annual meeting of stockholders following completion of the transaction.

Based on these governance arrangements, particularly the fact that former Quintiles directors represented a majority of the combined entity’s board immediately following completion of the transaction, management concluded that this factor was indicative of control by Quintiles.

The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities. (55-12(a))

IMS Health stockholders owned 51.2% of the combined entity (as compared to 48.8% owned by Quintiles stockholders) on a fully diluted basis immediately following the merger. The relative voting rights are not a factor that indicate Quintiles as the acquirer; however, management concluded that the relatively close ownership split was not a factor that, taken on its own, was considered a strong indicator of a controlling financial interest. Management therefore considered other factors discussed herein as having equal or greater weight in its assessment of the accounting acquirer.

In addition, the governance provisions of the merger agreement and related entity governance documents provide that the board of directors of the surviving corporation will include equal representation from each of the constituent corporations, and should any of the director designees from a constituent corporation or specified shareholder group cease to be a member of the board prior to the second annual meeting of shareholders following the merger, a majority of the remaining director designees of such constituent corporation, or such shareholder group, will have the right to appoint a replacement. Consequently, the holders of a majority of equity ownership cannot effectively appoint a majority of the directors during this time period.

The terms of the exchange of equity interests—The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities. (55-12(e))

The exchange ratio was negotiated by the board to be at market with the intention that the shareholders of neither company would receive a premium. As a result this indicator is not determinative.

The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest—The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity. (55-12(b))

Management evaluated whether the existence of a large minority voting interest (if no other owner or organized group has a significant voting interest) should be considered, noting the fact that the largest stockholder (TPG, a private equity firm) of IMS Health beneficially owned 33.6% of IMS Health common stock; however, it also recognized that TPG beneficially owned 6% of Quintiles common stock, resulting in beneficial ownership of approximately 21% after completion of the transaction. Further, the three largest stockholders of IMS Health beneficially owned approximately 53% of its common stock, while the three largest shareholders of Quintiles beneficially owned approximately 25% of its common stock, resulting in beneficial ownership by those shareholders collectively of approximately 40% after completion of the transaction. However, as noted above, those shareholders entered into governance documents including a shareholders agreement to provide for director representation, registration rights and transfer restrictions. Management therefore concluded that this factor did not influence the determination of the accounting acquirer.

In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph. (55-14)

Not applicable. This business combination did not involve more than two entities.

A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer. (55-15)

Not applicable. A new entity was not formed to effect the business combination.

Conclusion

Based on the analysis above, management concluded that taking into account all of the enumerated factors, Quintiles was the accounting acquirer, with a particular emphasis on the fact that Quintiles is the equity issuer and the acquirer for legal purposes. Management concluded that there were not enough factors with substantive weighting to indicate that this transaction should be accounted for as a reverse acquisition with Quintiles as the legal acquirer and IMS Health as the accounting acquirer. As a result of the foregoing, management of Quintiles and IMS Health both concluded that Quintiles was the accounting acquirer.

****

We hope that the foregoing has been responsive to the Staff’s comment. Should the Staff have any questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss them prior to the distribution of another comment letter. If you have any questions or comments regarding the above information, do not hesitate to contact the undersigned at (919) 998-2000.

Sincerely,

/s/ Michael R. McDonnell

Michael R. McDonnell

Executive Vice President

and Chief Financial Officer

Quintiles IMS Holdings, Inc.

cc:	James H. Erlinger III Executive Vice President and General Counsel Quintiles IMS Holdings, Inc. R. Randall Wang, Esq. Bryan Cave LLP